Exhibit (a)(1)

GOOD GUYS, INC.

Offer to Purchase for Cash All Outstanding Options to Purchase Shares of
Common Stock Granted to Employees and Non-Employee Directors Prior to November
8, 2000 Under Good Guys’ Stock Incentive Plans

     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., PACIFIC TIME, ON DECEMBER 8, 2003, UNLESS THE OFFER IS EXTENDED BY GOOD GUYS

     We are offering each option holder the opportunity to tender for purchase by us all of his or her currently outstanding options to purchase shares of Good Guys common stock, whether or not vested, granted to employees and non-employee directors prior to November 8, 2000 under Good Guys’ 1985 Stock Option Plan or 1994 Stock Incentive Plan, regardless of the exercise price of such options (each, an “eligible option”), at a purchase price equal to $0.20 per option, net to the seller in cash, without interest.

     We are making this offer in connection with a transaction we have agreed to enter into with CompUSA Inc. Pursuant to the transaction, a subsidiary of CompUSA will merge with and into Good Guys, with Good Guys as the surviving corporation and wholly-owned subsidiary of CompUSA. If the merger is completed, each outstanding share of Good Guys common stock held immediately prior to the effective time of the merger will be converted into the right to receive $2.05 in cash, without interest.

     In connection with the merger, we have agreed with CompUSA to use our reasonable best efforts to provide that at the effective time of the merger, each of the eligible options, whether or not then exercisable or vested, will be canceled in accordance with applicable law and in a manner reasonably acceptable to CompUSA and to us. It is a condition to the consummation of the merger that not less than seventy-five percent (75%) of the eligible options shall have been terminated, without any further liability to us. The merger agreement also provides that in connection with the cancellation of the eligible options, we will not provide aggregate consideration to all holders of eligible options in excess of $100,000 in cash.

     The eligible options will fully vest immediately prior to the merger. However, all of the eligible options have exercise prices that are higher than $2.05 per share. As a result, holders of eligible options will not be able to realize any benefit from the merger. Further, pursuant to Good Guys’ 1985 Stock Option Plan and 1994 Stock Incentive Plan, the eligible options cannot be canceled. Therefore, because it is a condition to the consummation of the merger that not less than seventy-five percent (75%) of the eligible options are terminated prior to the merger, we are making this offer to purchase the eligible options at $0.20, net to the seller in cash, without interest. Options issued under such plans on or after November 8, 2000 are not eligible to be tendered into the offer.

     Our offer is being made upon the terms and subject to the conditions described in this Offer to Purchase and in the related cover letter and election to tender options, which together, as they may be amended from time to time, constitute the offer. This offer is not conditioned on any minimum amount of eligible options being tendered. However, we are not required to complete the offer unless the merger is consummated. See “Section 6. Certain Conditions to the Offer.”

     Our common stock is listed on the Nasdaq National Market under the symbol “GGUY.” You should evaluate current market quotes for Good Guys common stock, among other factors, before deciding whether or not to tender your eligible options.

     The offer has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission determined whether the information in this document is accurate or complete. Any representation to the contrary is a criminal offense.

     Any questions or requests for assistance or additional copies of any documents referred to in this Offer to Purchase may be directed to: Good Guys, Inc., Attention: David A. Carter. Telephone number: (510) 747-6000. Facsimile number: (510) 747-6064.

     We are not making the offer to, nor will we accept any tender of eligible options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of eligible options would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take any actions necessary to make the offer to option holders in any such jurisdiction.

     We have not authorized any person to make any recommendation or representation on our behalf as to whether you should accept or reject the offer. You should rely only on the information contained in this document or in documents to which we have referred you. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

     This Offer to Purchase is dated November 7, 2003. You should not assume that the information contained in this Offer to Purchase is accurate as of any date other than November 7, 2003, and the delivery of this Offer to Purchase shall not, under any circumstances, create an implication that there has been no change in the affairs of Good Guys, or any of its affiliates, since November 7, 2003 or that the information herein is correct as of any time subsequent to such date.

ii

Schedule A	Information Concerning the Directors and Executive Officers of Good Guys

Schedule B	Form of Acceptance Letter

Schedule C	Form of Withdrawal Letter

iii

SUMMARY TERM SHEET

     This summary term sheet highlights selected information from this Offer to Purchase. This summary is not complete and we urge you to read carefully and in its entirety the remainder of this Offer to Purchase and the accompanying cover letter and election to tender options. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

     Q1. What securities is Good Guys offering to purchase? (Page 6)

     A.     We are offering each option holder the opportunity to tender for purchase by us all of his or her currently outstanding options to purchase shares of Good Guys common stock, whether or not vested, granted to employees and non-employee directors prior to November 8, 2000 under Good Guys’ 1985 Stock Option Plan or 1994 Stock Incentive Plan, regardless of the exercise price of such options (each, an “eligible option”).

     Our offer is being made upon the terms and subject to the conditions described in this Offer to Purchase and in the related cover letter and election to tender options, which together, as they may be amended from time to time, constitute the offer. This offer is not conditioned on any amount of eligible options being tendered. However, we are not required to complete the offer unless the merger is consummated.

     Throughout this document, we will generally refer to eligible options in the same numbers as the shares of Good Guys common stock underlying any particular Option grant. For example, we will refer to an Option to purchase 100 shares of Good Guys common stock as 100 eligible options.

     Q2. Why is Good Guys making the offer? (Page 7)

     A.     We have recently agreed to enter into a transaction with CompUSA Inc. whereby a subsidiary of CompUSA will merge with and into Good Guys, with Good Guys as the surviving corporation and wholly-owned subsidiary of CompUSA. As a result, Good Guys will no longer be a public company and our common stock will no longer trade on the Nasdaq National Market. If the merger is completed, each outstanding share of Good Guys common stock held immediately prior to the effective time of the merger will be converted into the right to receive $2.05 in cash, without interest.

     In connection with the merger, we have agreed with CompUSA to use our reasonable best efforts to provide that at the effective time of the merger, each of the eligible options, whether or not then exercisable or vested, will be canceled in accordance with applicable law and in a manner reasonably acceptable to CompUSA and to us. It is a condition to the consummation of the merger that not less than seventy-five percent (75%) of the eligible options shall have been terminated, without any further liability to Good Guys.

     The eligible options will fully vest immediately prior to the merger. However, all of the eligible options have exercise prices that are higher than $2.05 per share. As a result, holders of eligible options will not be able to realize any benefit from exercising their options prior to the merger. Further, pursuant to the 1985 Stock Option Plan and the 1994 Stock Incentive Plan, the

eligible options cannot be canceled. Therefore, because it is a condition to the consummation of the merger that not less than seventy-five percent (75%) of the eligible options are terminated prior to the merger, we are making this offer to purchase the eligible options at $0.20 per eligible option, net to the holder in cash, without interest.

     Q3. What happens to my eligible options if I choose not to tender them? (Page 7)

     A.     If you choose not to tender your eligible options, they will remain outstanding in accordance with their original terms and conditions. If the merger is consummated, however, Good Guys will no longer be a public company and its common stock will no longer be traded on Nasdaq. As a result, your eligible options will be options to purchase shares of common stock of a company for which there is no public trading market, and the company will cease making filings with the Securities and Exchange Commission and will cease being required to comply with the Securities and Exchange Commission’s rules relating to publicly-held companies.

     Q4. How much will Good Guys pay me for my eligible options, and what is the form of payment? (Page 6)

     A.     We are offering to pay $0.20 per eligible option, whether or not vested, net in cash, without interest, regardless of the exercise price of the option. Option holders whose eligible options are purchased in the offer will be paid promptly after the expiration of the offer. Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.

     Q5. Are all options to purchase Good Guys common stock eligible to be tendered into the offer? (Page _)

     A.     No. We are offering to purchase only those options issued prior to November 8, 2000 under our 1985 Stock Option Plan and 1994 Stock Incentive Plans. Options issued under such plans on or after November 8, 2000 are not eligible to be tendered into the offer. Pursuant to the 1985 Stock Option Plan and 1994 Stock Incentive Plan, prior to the merger, the Company will accelerate the vesting of all unvested eligible options, and they may be tendered for purchase by Good Guys, subject to the conditions of the offer discussed herein.

     Q6. If I elect to tender my options into the offer, must I tender all my options? (Page 6)

     A.     Yes. If you wish to accept the offer to tender your eligible options, you are required to tender all of your eligible options. No partial tenders will be accepted. However, a tender of the remaining portion of an eligible option that has been partially exercised will be accepted.

     Q7. When does the offer expire? Can Good Guys extend the offer and, if so, how will I be notified? (Pages 6 and 15)

     A.     The offer expires on December 8, 2003 at 5:00 p.m., Pacific Time, unless we decide to extend the offer. We may extend the offer at any time. We cannot assure you, however, that the offer will be extended or, if extended, for how long. If the offer is extended, we will make a public announcement of the extension no later than 5:00 p.m., Pacific Time, on the next business day following the previously scheduled expiration of the offer period.

     Q8. What are the most significant conditions to the offer? (Page 10)

     A.     Although the offer is not conditioned on any minimum amount of eligible options being tendered, we are not obligated to purchase the eligible options and complete the offer unless the merger is consummated. Therefore, if you choose to tender your eligible options, your tender will be “conditional” because option holders will be deemed to tender their eligible options only if, and to the extent that, the eligible options are accepted for payment and paid for by Good Guys pursuant to the offer. We will only accept for payment and pay for eligible options if the merger is completed. If the eligible options are accepted for payment and paid for by Good Guys, the eligible options in respect of the shares tendered will have been irrevocably tendered.

     Q9. How will Good Guys pay for the eligible options? (Page 10)

     A.     Pursuant to the merger agreement, we cannot provide consideration to option holders in connection with this offer to purchase eligible options in cash in excess of $100,000 in the aggregate. Because only 450,001 eligible options are currently outstanding and we are offering to purchase eligible options at $0.20 per option, we will be able to accept for payment all eligible options that are validly tendered to us. We anticipate that the source of the funds necessary to purchase the eligible options tendered in the offer, as well as to pay related fees and expenses, will be from cash on hand.

     Q10. How do I tender my eligible options? (Page 8)

     A.     If you elect to tender your eligible options, you must properly complete and sign the election to tender options and ensure that we receive the completed election to tender options (or facsimile thereof) at the address or facsimile number provided in the election to tender options, together with all other documents required thereby, before 5:00 p.m., Pacific Time, on December 8, 2003. If we extend the offer beyond that time, you must deliver these documents before the extended expiration of the offer. We reserve the right to reject any or all tenders of eligible options that we determine are not in appropriate form or that we determine are unlawful to accept.

     Q11. What happens to my eligible options if I tender them and the merger is not consummated? (Page 10)

     A.     If you choose to tender your eligible options, the tender is conditional because option holders will be deemed to tender their eligible options only if, and to the extent that, the eligible options are accepted for payment and paid for by Good Guys pursuant to the offer. We will accept for payment and pay for tendered eligible options only if the merger is completed. Therefore, if the merger is not consummated and we do not accept for payment and pay for tendered eligible options, your eligible options will remain outstanding in accordance with their original terms and conditions.

     Q12. Until what time can I withdraw previously tendered eligible options? (Page 9)

     A.     You may withdraw your tendered eligible options at any time before 5:00 p.m., Pacific Time, on December 8, 2003.

     Q13. How do I withdraw previously tendered eligible options? (Page 9)

     A.     To withdraw eligible options, you must deliver a written notice of withdrawal (using the form attached as Schedule C of this document), or a facsimile of one, with the required information to us at the address or facsimile number provided in the election to tender options, while you still have the right to withdraw the eligible options.

     Q.14. If I choose not to accept the offer, what do I have to do? (Page 8)

     A.     Nothing. You do not have to file or deliver any forms or letters if you choose to keep your eligible options and not participate in the offer.

     Q15. What do Good Guys and its Board of Directors think of the offer? (Page 8)

     A.     Our Board of Directors has approved the offer. However, neither we nor our Board of Directors make any recommendation to you as to whether to tender or refrain from tendering your eligible options. You must decide whether or not to tender your eligible options.

     Q16. How will I be taxed for U.S. federal income tax purposes if I tender eligible options? (Page 12)

     A.     Our purchase of eligible options from you pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. If you are an employee of Good Guys, the cash you receive for your tendered eligible options pursuant to the offer will be treated as ordinary compensation income, and the amount payable to you in the offer will be subject to U.S. federal, and possibly also state and local, withholding. See “Section 9. Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax treatment of the offer. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the offer.

     Q17.   Who do I contact if I have questions about the offer? (Back Cover)

A.	For additional information or assistance, you may contact:

Good Guys, Inc.
1600 Harbor Bay Parkway, Suite 200
Alameda, CA 94502
Attn: David A. Carter
Tel: (510) 747-6000

Good Guys, Inc.

The Offer to Purchase

1.	Eligible Options; Expiration of the Offer

          We are offering option holders the opportunity to tender for purchase all of their eligible options (as described below) to purchase shares of common stock of Good Guys at a price equal to $0.20 per option, net to the seller in cash, without interest. We will purchase eligible options that are (i) properly tendered, and not validly withdrawn, by eligible option holders before the expiration of the offer (as described below) in accordance with Section 3 and (ii) accepted for payment in accordance with Section 3. We are making the offer upon the terms and subject to the conditions set forth in this Offer to Purchase and the related cover letter and election to tender options, which together, as they may be amended from time to time, constitute the offer.

          As of November 7, 2003, there were 450,001 eligible options outstanding.

          Eligible options are all currently outstanding options to purchase shares of common stock of Good Guys, whether or not vested and regardless of exercise price, that were granted to employees or non-employee directors prior to November 8, 2000 under Good Guys’ 1985 Stock Option Plan or its 1994 Stock Incentive Plan. Options issued on or after November 8, 2000 are not eligible to be tendered into the offer. In addition, the offer does not apply, in any way, to shares of Good Guys common stock, whether purchased upon the exercise of options or otherwise.

          If you wish to accept the offer to tender your eligible options, you are required to tender all of your eligible options. Each option grant under the 1985 and 1994 plans was made pursuant to a separate option agreement. Therefore, if you have been granted eligible options pursuant to multiple option agreements, you have multiple grants of eligible options. All of the eligible options granted with respect to each of these grants must be tendered in the offer. No partial tenders will be accepted. However, a tender of the remaining portion of an eligible option that has been partially exercised will be accepted.

          We will generally refer to options in the same numbers as the shares of Good Guys common stock underlying any particular option grant. For example, we will refer to an option to purchase 100 shares of Good Guys common stock as 100 options.

          The offer is currently scheduled to expire at 5:00 p.m., Pacific Time, on December 8, 2003, unless we, in our sole discretion, extend the period of time during which the offer will remain open, in which event the term expiration refers to the latest time and date at which the offer, as so extended, expires. See “Section 13. Extension of Offer; Termination; Amendment” for a description of our rights to extend, delay, terminate and amend the offer.

          For purposes of the offer, a business day means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

2.	Purpose of the Offer

          We are making this offer to purchase eligible options granted in connection with a transaction we have agreed to enter into with Comp USA Inc. Pursuant to the transaction, a subsidiary of CompUSA will merge with and into Good Guys, with Good Guys as the surviving corporation and wholly-owned subsidiary of CompUSA. As a result of the transaction:

•	each outstanding share of our common stock held immediately prior to the effective time of the merger will be converted into the right to receive $2.05 in cash, without interest;

•	all options granted on or after November 8, 2000 shall be accelerated and, to the extent not exercised, shall be canceled pursuant to the terms of the option plans at the effective time of the merger, without consideration to the holders of the cancelled options;

•	our common stock will no longer be subject to the periodic reporting requirements of the Securities Exchange Act of 1934; and

•	Good Guys common stock will no longer trade on the Nasdaq.

          In addition, in connection with the merger, we have agreed with CompUSA to use our reasonable best efforts to provide that at the effective time of the merger, each of the eligible options, whether or not then exercisable or vested, will be canceled in accordance with applicable law and in a manner reasonably acceptable to CompUSA and to us. It is a condition to the consummation of the merger that not less than seventy-five percent (75%) of the eligible options shall have been terminated, without any further liability to us. The merger agreement also provides that in connection with the cancellation of the eligible options, we will not provide consideration to the holders of eligible options in cash in excess of $100,000 in the aggregate.

          The eligible options will fully vest immediately prior to the merger. However, all of the eligible options have exercise prices that are higher than $2.05 per share. As a result, holders of eligible options will not be able to realize any benefit from exercising their options prior to the merger. Further, pursuant to our 1985 Stock Option Plan and our 1994 Stock Incentive Plan, the eligible options cannot be canceled automatically upon a change in control. Therefore, because it is a condition to the consummation of the merger that not less than seventy-five percent (75%) of the eligible options are terminated prior to the merger, we are making this offer to purchase the eligible options at $0.20, net to the seller in cash, without interest.

          If the merger is consummated, the offer allows option holders who tender their options an opportunity to realize $0.20 per option in cash for their eligible options, which would otherwise not be of value if exercised in connection with the merger.

          The eligible options of those option holders who determine not to accept the offer will remain outstanding in accordance with their terms. If the merger is consummated, however, we will no longer be a public company and Good Guys common stock will no longer be traded on Nasdaq. As a result, your eligible options will be options to purchase shares of common stock of a company for which there is no public trading market, and the company will cease making filings with the Securities and Exchange Commission and will cease being required to comply with the Securities and Exchange Commission’s rules relating to publicly-held companies.

          Although our Board of Directors has approved this offer to purchase eligible options, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your eligible options. You must make your own decision as to whether to tender your eligible options.

3.	Procedures for Tendering Eligible Options

          Proper Election to Tender Eligible Options

          You should NOT send any option agreement relating to eligible options that you are tendering with your election to tender options.

          To validly accept the offer, you must, in accordance with the terms of the election to tender options, properly complete, sign and deliver to us the election to tender options (using the form attached as Schedule B of this document), or a facsimile thereof, prior to the expiration of the offer, which is currently scheduled for 5:00 p.m., Pacific Time, on December 8, 2003. If we extend the offer beyond that time, you may tender eligible options at any time until the extended expiration of the offer. The tendering of options pursuant to the offer by the procedure set forth above will constitute your acceptance of the terms and conditions of the offer.

          We will only accept delivery of your election to tender options by United States mail, hand delivery or facsimile. We will NOT accept delivery by email or interoffice mail. If delivery is by United States mail, we recommend that you use registered mail with return receipt requested. If you choose to deliver by facsimile, we recommend that you confirm our receipt of the facsimile transmission by calling us at the telephone number set forth in the election to tender options. In all cases, you should allow sufficient time to ensure timely delivery. No alternative, conditional or contingent tenders of eligible options will be accepted.

          All tendered eligible options that we accept for purchase in the offer will be deemed canceled, for purposes of the option agreements governing the options, as of the time we make payment for such options. If we do not accept eligible options for payment because the merger is not consummated or for any other reason, such eligible options shall remain outstanding in accordance with their terms.

          If you choose to keep your eligible options and not to accept the offer, you do not have to file or deliver any forms with us.

          Determination of Validity; Rejection of Eligible Options, Waiver of Defects; No Obligation to Give Notice of Defects

          We will determine, in our sole discretion, all questions as to eligibility, form and validity, including time of receipt, of acceptance of any election to tender options. Our determination of these matters will be final and binding on all parties. We may reject any or all elections to tender options and any tender of eligible options that we determine is not in appropriate form or that we determine is unlawful to accept. Otherwise, subject to the conditions of the offer, we expect to accept all properly and timely submitted elections to tender options prior to the expiration of the offer. We may also waive any of the conditions of the offer or any defect or irregularity with respect to any particular election to tender options. No election to tender options will be deemed to have been properly submitted and no eligible options will be deemed to have been properly tendered until all defects or irregularities have been cured by the submitting eligible option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in any acceptance letter or its delivery, and no one will be liable for failing to give notice of any defects or irregularities.

          Our acceptance for payment of eligible options pursuant to any of the procedures described above will constitute a binding agreement between the tendering option holder and us upon the terms and subject to the conditions of the offer.

4.	Withdrawal Rights

          You may only withdraw from the offer in accordance with the provisions of this Section 4.

          You may withdraw from the offer at any time before the expiration of the offer, which is currently scheduled for 5:00 p.m., Pacific Time, on December 8, 2003. If the offer is extended by us beyond that time, you may withdraw from the offer at any time until the extended expiration of the offer. A form of notice of withdrawal is attached as Schedule C to this document. If you choose to withdraw from the offer, you must withdraw with respect to all of your tendered eligible options; you may not withdraw from the offer with respect to only a portion of your tendered eligible options.

          To validly withdraw from the offer, a written or facsimile transmission notice of withdrawal must be timely received by us at the address or facsimile number provided in the election to tender options. The notice of withdrawal must be signed by the person who tendered the eligible options and have the following information to be considered completed: such person’s name and the grant date, exercise price and the number of eligible options subject to the grant to be withdrawn.

          You may not rescind any withdrawal, and you will not be deemed to have properly tendered your eligible options after any valid withdrawal, unless you properly re-tender your eligible options before the expiration of the offer by following the procedures described in Section 3.

          Neither we nor any other person is obligated to give notice of any defects or irregularities in any withdrawal letter, nor will anyone incur any liability for failure to give any such notice. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of withdrawal notices. Our determination of these matters will be final and binding on all parties.

5.	Acceptance for Payment and Payment for Eligible Options

          Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, promptly after the expiration date, all eligible options that are validly tendered and not properly withdrawn prior to the expiration date. Pursuant to the merger agreement, we cannot provide consideration to option holders in connection with this offer to purchase eligible options in cash in excess of $100,000 in the aggregate. Because only 450,001 eligible options are currently outstanding and we are offering to purchase eligible options at $0.20 per option, we will be able to accept for payment all eligible options that are validly tendered to us.

          Subject to the applicable rules of the Securities and Exchange Commission, we expressly reserve the right to delay acceptance for payment of, or payment for, eligible options in order to comply in whole or in part with any other applicable laws. Payment for properly tendered eligible options accepted in accordance with the offer will be made promptly after the expiration date.

          For purposes of the offer, we will be deemed to have accepted for payment, and thus purchased, eligible options validly tendered and not properly withdrawn, if and when we give you oral or written notice of our acceptance for payment of those eligible options pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for eligible options accepted for payment pursuant to the option will be paid by Good Guys to tendering option holders whose eligible options have been accepted for payment.

          Payment for eligible options may be delayed in the event of difficulty in determining the amount of options properly tendered. In addition, if certain events occur, we may not be obligated to purchase eligible options pursuant to the offer. See “Section 6. Certain Conditions to the Offer.” All eligible options not purchased pursuant to the offer will continue to be outstanding in accordance with their terms.

6.	Certain Conditions to the Offer

          We are not required to purchase the eligible options and complete the offer unless the merger is consummated. Therefore, if you choose to tender your eligible options, your tender will be “conditional” because you will be deemed to tender your options only if, and to the extent that, the options are accepted for payment and paid for by us pursuant to the offer.

          We will not be required to accept for payment any eligible options, and we may terminate or amend the offer, or postpone our payment for and cancellation of any eligible options tendered for purchase, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended, if at any time on or after November 7, 2003 and before the expiration of the offer, we determine that any of the following events has occurred (or have been determined by us to have occurred):

•	any suit, action or proceeding before any court, agency, authority or other tribunal by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign is threatened in writing or pending (a) challenging our acquisition of any eligible options, seeking to restrain or prohibit our making or consummating the offer or otherwise relating to the offer; or (b) which otherwise is reasonably likely to have a material adverse effect on us;

•	any statute, rule, regulation, legislation, judgment, order or injunction is threatened in writing, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval is withheld with respect to, us or otherwise relates in any manner to the offer, in each case, by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the immediately preceding bullet above; or

•	the merger agreement terminates for any reason.

          The foregoing conditions to the offer are for our sole benefit and we may, in our exclusive judgment, assert or waive any of these conditions, other than those subject to applicable law, in whole or in part at any time and from time to time prior to the expiration of the offer. Our failure at any time prior to the expiration of the offer to exercise any of the foregoing rights will not be deemed a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each of these rights, other than those subject to applicable law, will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the offer.

          The offer is not conditioned on a minimum number of option holders accepting the offer or a minimum number of eligible options being tendered for exchange.

7.	Price Range of Common Stock Underlying the Eligible Options

          Good Guys common stock is traded on the Nasdaq National Market under the symbol “GGUY.” The following tables set forth the high and low daily closing prices of the Good Guys common stock as reported on Nasdaq for the fiscal quarters indicated. Good Guys’ fiscal year end is February 28.

Good Guys Common Stock

Fiscal Quarter	High	Low

Fiscal Year 2002
Quarter ended May 31, 2001	$5.50	$3.94
Quarter ended August 31, 2001	$4.75	$2.85
Quarter ended November 30, 2001	$3.86	$2.28
Quarter ended February 28, 2002	$4.95	$1.03
Fiscal Year 2003
Quarter ended May 31, 2002	$4.00	$1.70
Quarter ended August 31, 2002	$4.36	$1.31
Quarter ended November 30, 2002	$2.97	$1.36
Quarter ended February 28, 2003	$2.95	$1.50
Fiscal Year 2004
Quarter ended May 31, 2003	$1.81	$1.35
Quarter ended August 31, 2003	$1.80	$.97
Quarter ending November 30, 2003 (through November 6, 2003)	$1.49	$2.00

We urge you to obtain current market quotations of Good Guys common stock.

          Good Guys has not declared any dividends in fiscal 2004, 2003, 2002 or 2001.

8.	Source and Amount of Consideration

          We expect that the maximum aggregate cost of purchasing the eligible options, including all fees and expenses applicable to the offer, will be approximately $100,000. As of November 7, 2003, 450,001 eligible options were outstanding. All of these options are eligible for the offer. We anticipate that the source of funds necessary to purchase the eligible options tendered in the offer, as well as to pay related fees and expenses, will be from cash on hand. The offer is not conditioned on any financing contingencies.

          We do not believe that our financial condition is material to a decision by a holder of eligible options whether to tender such options because (i) cash is the only consideration that will be paid to the holders of eligible options in connection with the offer to purchase, (ii) our offer is not subject to any financing contingencies and (iii) we have sufficient cash on hand and cash equivalents to pay the amount of consideration necessary to holders of eligible options.

9.	Certain Federal Income Tax Consequences

          Our purchase of eligible options from you pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. If you are an employee, the cash you receive for your tendered options pursuant to the offer will be treated as ordinary compensation income, and the amount payable to you in the offer will be subject to U.S. federal, and possibly also state and local, withholding.

          If you do not tender your options in the offer, you will not have any U.S. federal income tax liability as a result of the consummation of the offer. If you intend to tender your eligible options, you should consult your own tax advisor.

          The discussion above is included for general information only. You are advised to consult your own tax advisor regarding the U.S. federal, state, local and foreign tax consequences of tendering your eligible options for cash pursuant to the offer in light of your own particular circumstances.

10.	Certain Information Concerning the Company

          We were incorporated in California in 1976. On March 4, 1992, we changed our state of incorporation from California to Delaware by merging into a wholly owned Delaware subsidiary formed for that purpose. In September 1995, we transferred substantially all of our assets and liabilities to Good Guys California, Inc., our wholly owned operating subsidiary.

          We are a leading specialty retailer of higher-end consumer entertainment electronics products and operate 71 stores in California, Washington, Oregon and Nevada. In California, 19 stores are located in the San Francisco Bay area, 27 in the Greater Los Angeles/ Orange County Metropolitan Area, 3 in Sacramento, 7 in San Diego, and one each in Bakersfield, Fresno, Modesto and Stockton. In Washington, Oregon and Nevada, we operate 6 stores, 3 stores and 2 stores, respectively.

          As discussed above, we are party to that certain Agreement and Plan of Merger (the “merger agreement”), dated as of September 29, 2003, among Good Guys, Inc., CompUSA Inc. and Gladiator Acquisition Corp., a wholly-owned subsidiary of CompUSA (“Merger Sub”), pursuant to which Merger Sub will merger with and into Good Guys, with Good Guys being the surviving corporation and becoming a wholly-owned subsidiary of CompUSA (the “merger”). As a result of the merger, each share of Good Guys common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive $2.05 in cash, without interest, subject to reduction for withholding or stock transfer taxes.

          The name and business address and phone number of each of the directors and executive officers of Good Guys are listed on Schedule A to this Offer to Purchase.

          As of November 7, 2003, there were 450,001 options to purchase common stock granted to employees and non-employee directors prior to November 8, 2000, outstanding under the 1985 Stock Option Plan and the 1994 Stock Incentive Plan.

11.	Interests of Directors and Officers and Principal Stockholders

          Eligible Options

          A list of our current directors and executive officers is attached to this document as Schedule A. As of November 7, 2003, such persons, as a group, beneficially owned a total of 115,500 eligible options under the 1985 Stock Option Plan and the 1994 Stock Incentive Plan, which represented approximately 25.7% of all eligible options outstanding as of that date. Each option held by our officers and directors was made pursuant to the terms of an option agreement and option grant document. Our executive officers and directors may participate in the offer with respect to their eligible options, in which event, we will purchase their tendered options on the same terms as any other tendered options.

          The following table sets forth information as of November 7, 2003, unless otherwise noted, regarding the number of eligible options held by the current executive officers and directors.

	Eligible Options Currently Held

		Percent of Total
Name	Number	Eligible Options

Kenneth R. Weller	0	*
Thomas F. Herman	0	*
John E. Martin	19,000	4.1%
Russell M. Solomon	19,000	4.1%
Cathy A. Stauffer	47,500	10.2%
Jeff G. Linden	14,000	3.0%
John J. DeLuca	0	*
David A. Carter	0	*
Mary Doan	0	*
Jason Dillon	6,000	1.3%
Michael Mohan	10,000	2.1%
All current executive officers and directors as a group (11 persons)	115,500	25.7%

*	Represents less than 1% of the outstanding eligible options.

          Neither Good Guys nor any of its directors or executive officers engaged in transactions involving the eligible options during the 60 days prior to the commencement of the offer.

          Employment and Severance Arrangements

          In August 2000, we entered into an employment agreement with Kenneth R. Weller, which was recently amended to extend the term of the agreement to August 15, 2006. We, however, may terminate Mr. Weller’s employment at any time, provided that if the termination is without cause, Mr. Weller will be entitled to receive one-year severance pay based upon Mr. Weller’s then current annual base salary. Also, in the employment agreement entered into in August 2000, Mr. Weller was granted an option to purchase 1,000,000 shares of Good Guys common stock at a price of $3.75 per share, exercisable over three years. Although the recent amendment to Mr. Weller’s employment agreement extended the option until August 15, 2006, it will be canceled at the effective time of the merger pursuant to the terms of both Mr. Weller’s employment agreement and the merger agreement.

          We also are party to severance agreements with the following other persons who are our executive officers: Thomas F. Herman, Cathy A. Stauffer, David A. Carter, Michael Mohan, John J. DeLuca, Jeff G. Linden, Jason Dillon and Mary F. Doan. Under these agreements, all of which are substantially identical, in the event of their terminations without cause within 12 months of a change in control of Good Guys, such individuals are entitled to severance payments equal in the aggregate to 12 months salary (or in the case of each of Mr. Herman and Ms. Stauffer, severance payments equal in the aggregate to 18 months salary), payable on the same schedule such payments would have been made had they remained employed.

          We are also party to indemnification agreements with certain officers and directors, providing these individuals with the right to be indemnified against any expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any action, suit or proceeding arising out of matters relating to their affiliation with us.

12.	Certain Legal Matters; Regulatory Approval

          To our knowledge, there is no license or regulatory permit that appears to be material to our business that might be adversely affected by our tender of the eligible options pursuant to the offer, or any other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the tender of the eligible options pursuant to the offer. In addition, to our knowledge, there is no anti-trust law or margin requirements applicable to the tender of the eligible options pursuant to the offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought. While we do not currently intend to delay acceptance for payment of eligible options tendered pursuant to the offer pending the outcome of any matters, we cannot guarantee that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to our business. Our obligation under the offer to accept for payment any tendered eligible options for purchase is subject to conditions, including the conditions described in Section 6.

          To our knowledge, there are no currently pending legal proceedings relating to the tender offer.

13.	Extension of Offer; Termination; Amendment

          We expressly reserve the right, in our sole discretion and at any time or from time to time, to extend the period of time during which the offer is open by making a public announcement of the extension. We cannot guarantee, however, that we will exercise our right to extend the offering. During any extension, all eligible options previously tendered will remain subject to the offer, except to the extent that eligible options may be withdrawn as described in Section 4.

          We also expressly reserve the right, in our sole discretion, prior to the expiration of the offer, to terminate or amend the offer and to postpone its acceptance for payment of any eligible options tendered for purchase upon the occurrence of any of the conditions specified in Section 6, by giving email or written notice of such termination or postponement to option holders and making an announcement thereof. Our reservation of the right to delay our acceptance for payment of eligible options tendered for purchase is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934, as amended, which requires that we pay the consideration offered or return the eligible options tendered promptly after termination or withdrawal of a tender offer.

          Amendments to the offer may be made at any time and from time to time by an announcement of the amendment. In the case of an extension, the amendment must be issued no later than 5:00 p.m., Pacific Time, on the next business day after the last previously scheduled or announced expiration of the offer. Any announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform eligible option holders of such change. Without limiting the manner in which we may choose to make an announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing email and written notice through our normal channels.

          If we materially change the terms of the offer or the information concerning the offer, of if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended. These rules require minimum periods during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, including a change in price or a change in percentage of securities sought.

14.	Fees and Expenses

          We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of eligible options pursuant to the offer.

15.	Additional Information

          We have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, of which this Offer to Purchase is a part, with respect to the offer. This Offer to Purchase does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your eligible options.

          We also file periodic reports and other documents with the Securities and Exchange Commission, such as annual reports on Form 10-K, current reports on Form 8-K, as well as proxy statements. The Securities and Exchange Commission File Number for these filings is 033-59105. These filings and others of our Securities and Exchange Commission filings may be examined, and copies may be obtained, at the following Securities and Exchange Commission public reference room:

450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549

          You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet site at http://www.sec.gov.

16.	Miscellaneous

          The offer is being made to all holders of eligible options. We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) option holders residing in such jurisdiction.

          We have not authorized any person to make any recommendation or representations on our behalf as to whether you should tender or refrain from tendering your eligible options pursuant to the offer. You should rely only on the information contained in this document or to documents to which we have referred you. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon the recommendation, representation or information as having been authorized by us.

Good Guys, Inc.

November 7, 2003

Schedule A
Information Concerning the Directors and Executive Officers of Good Guys

          The name and business address of each of the directors and executive officers of Good Guys are set forth below. Except as indicated below, the business address and telephone number of each such director and executive officer is Good Guys, Inc., 1600 Harbor Bay Parkway, Suite 200, Alameda, California 94502, (510) 747-6000. All directors and executive officers listed below are citizens of the United States.

Name and Position	Position and Business Address

Kenneth R. Weller	Chairman and Chief Executive Officer

Thomas F. Herman	Director, President and Chief Operating Officer

John E. Martin	Director c/o Martin Group 567 Nicholas Drive, Suite 400 Newport Beach, CA 92660

Russell M. Solomon	Director c/o Tower Records 2500 Del Monte, Building C Sacramento, CA 95691

Cathy A. Stauffer	Director and Executive Vice President

Jeff G. Linden	Vice President, Logistics, Services and Operations

John J. DeLuca	Chief Information Officer

David A. Carter	Chief Financial Officer and Secretary

Mary Doan	Vice President, Advertising

Jason Dillon	Vice President, Stores

Rajendra Michael Mohan	Vice President, Merchandising

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